Filed by Covidien plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

MEDTRONIC ANNOUNCES EXECUTIVE LEADERSHIP TEAM FOR COMBINED

ORGANIZATION UPON CLOSE OF COVIDIEN ACQUISITION

Covidien Internal FAQ

1)	What was the process for selecting the new Executive Committee?

Medtronic Chairman and CEO, Omar Ishrak, in consultation with leaders in both organizations, assessed the structural approaches of each company, the future strategic needs and objectives of the new enterprise, and the current leadership talent of both organizations. From this assessment, Omar selected the structure and people he feels best represent the approach we need to succeed as a combined company after the close of the transaction.

2)	Who made the decision on these leaders?

Medtronic Chairman and CEO, Omar Ishrak, after consultation with leaders in both organizations and the Medtronic Board of Directors.

3)	What will the process be for selecting the N-2 leadership team?

The new ExCom leaders will now select their management teams and organizations. They will use many of the same factors in designing their organizations. These factors include: assessing the strategies and organizational requirements of the new company; determining the best structure to support these strategies; and finally, selecting the appropriate talent – from either organization – to serve as leaders on their teams.

4)	Why were the regions for Medtronic so fundamentally changed for the new company?

•	The structure is being adopted to account for the combined company’s greater operating scale, while maintaining critical autonomy in the distinct markets.

•	The new structure is intended to drive the organizational effectiveness and focus necessary to achieve our Globalization objectives.

•	Under this new structure, the newly selected leaders will work to continue to develop and improve our global operating practices across a host of areas.

•	The four new regional leaders, in combination with the rest of the new Executive Committee, will work to establish further clarity and details around the operating principles, processes and decision-making mechanisms that will exist between the business groups, regions and functional entities.

•	While we will move to four regions in the future - versus the seven regions represented in the Medtronic structure today - this is in no way intended to reflect a diminished importance or focus on those markets that previously served as regions, nor will Omar remain any less focused on seeing that these markets reach their potential and objectives. Rather, this approach will ensure we have the appropriate leadership involvement in these markets on a daily basis as we grow our overall scale and complexity.

5)	When will the N-2 and N-3 structure be named?

We hope to have the N-2 structure named by the middle of November. Some N-3 structures may be announced prior to the close of the transaction, some may not be announced until after close.

6)	What do you mean by “best of the best”? How will that be implemented in talent selection, etc.?

•	As we begin the next level organizational decisions, our goal is to identify and select the best processes, programs or approaches utilized among the two organizations. Both organizations have processes that have served them well and we intend to selectively identify and adopt those proven, “best of the best” processes for the new, combined company.

•	In regards to talent selection, there will be positions that overlap or are duplicated as we bring these organizations together. We will use a thorough process that will enable leaders to select the most qualified individual for a given position. This process will include an examination of position needs of the new organization, the track record and performance of the individuals involved, and personal factors such as ability to relocate and personal choice as to whether a person wants to remain with the newly combined company.

•	All of these decisions will be made on a case-by-case basis and will include the input of human resources and the individual’s supervisor.

7)	When will the new ExCom officially begin operating as the executive team of the new company?

The new Executive Team will begin meeting as a team to support integration planning and to begin working on key post close operational processes and organizational issues.

The team will fully begin operating as a leadership team after the close of the transaction. Until the close of the transaction, each company will continue to operate in their current form, under their current leadership structures and as two separate companies.

8) The Medtronic communication mentions that Covidien’s current Peripheral Vascular Business, including the Endovascular, Arterial and CVI businesses, will be integrated into the CVG’s Aortic and Peripheral Vascular Business after the close of the transaction. Covidien’s Venous Solutions business (compression and dialysis) is not mentioned. Will that remain with the Covidien group?

Upon close, Covidien’s Venous Solutions business will remain within the Covidien Group under Bryan Hanson’s leadership.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Medtronic Holdings Limited (“New Medtronic”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to mail to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Covidien Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction-related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of Covidien’s existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Covidien’s other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Covidien’s forward-looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this announcement other than that relating to Covidien and the Covidien Group and the directors of Covidien and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Covidien accept responsibility for the information contained in this announcement relating to Covidien and the directors of Covidien and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Covidien (who have taken all reasonable care to ensure such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New Medtronic as appropriate. No statement in this announcement constitutes an asset valuation.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS.